No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 23(c)

Hercules Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

(650) 289-3060

All Communications, Notices and Orders to:

Manuel A. Henriquez

Chief Executive Officer

Hercules Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

(650) 289-3060

Copies to:

William J. Bielefeld

Ian Hartman

Jay Alicandri

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3386

May 29, 2018

i

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: HERCULES CAPITAL, INC. 400 Hamilton Avenue, Suite 310 Palo Alto, California 94301 File No. 812- Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 23(c)

I.	INTRODUCTION

Hercules Capital, Inc. (“Applicant”), an internally managed closed-end investment company that has elected to be regulated as a business development company (“BDC”)1 under the Investment Company Act of 1940 (the “Act”)2, hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-13 authorizing certain joint transactions otherwise prohibited by Section 57(a)(4), and pursuant to Section 23(c)(3) granting an exemption from Section 23(c). The Order would permit Applicant to (i) issue Restricted Stock (as defined below) as part of the compensation package for its non-employee directors (the “Non-Employee Directors”)4 through its 2018 Non-Employee Director Plan (the “Non-Employee Director Plan”) for Non-Employee Director Participants, (ii) issue Restricted Stock and Restricted Stock Units (as defined below)5 as part of the compensation package for certain of its employees, officers and directors, excluding the Non-Employee Directors, through its Amended and Restated 2018 Equity Incentive Plan (the “Equity Incentive Plan”),6 (iii) withhold shares of the Applicant’s common stock or purchase shares of Applicant’s common stock from Participants to satisfy tax withholding obligations relating to the vesting of Restricted Stock or Restricted Stock Units or the exercise of Options (as defined below) that will be granted pursuant to the

[1]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.
[2]	Unless otherwise indicated, all section references herein are to the Act.
[3]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[4]	Employees, officers and employee directors, together the “Employee Participants” and each, an “Employee Participant”. The Employee Participants and the Non-Employee Directors, together the “Participants” and each, a “Participant”.
[5]	For purposes of this Application, Restricted Stock and Restricted Stock Units are collectively referred to herein as Restricted Stock.
[6]	The “Equity Incentive Plan” and the “Non-Employee Director Plan”, together the “Plans”.

Equity Incentive Plan,7 and (iv) permit Participants to pay the exercise price of Options that will be granted to them pursuant to the Equity Incentive Plan with shares of Applicant’s common stock.

II.	BACKGROUND

Applicant

Applicant is a specialty finance company focused on providing senior secured loans to high-growth, innovative venture capital-backed companies in a variety of technology, life sciences, and sustainable and renewable technology industries. Applicant sources its investments through its principal office located in Palo Alto, California, as well as through its additional offices in Boston, Massachusetts, New York, New York, Washington, D.C., Santa Monica, California, Hartford, Connecticut, and San Diego, California. Applicant was incorporated under the General Corporation Law of the State of Maryland in December 2003.

Applicant is an internally managed, non-diversified closed-end investment company that has elected to be regulated as a business development company under the Act. From incorporation through December 31, 2005, Applicant was subject to tax as a corporation under Subchapter C of the Internal Revenue Code of 1986, as amended (the “Code”). Effective January 1, 2006, the Company elected to be treated for tax purposes as a regulated investment company, or “RIC”, under Subchapter M of the Code.

Hercules Technology II, L.P. (“HT II”), Hercules Technology III, L.P. (“HT III”), and Hercules Technology IV, L.P. (“HT IV”), are Delaware limited partnerships that were formed in January 2005, September 2009 and December 2010, respectively. HT II and HT III were licensed to operate as small business investment companies (“SBICs”) under the authority of the Small Business Administration (“SBA”) on September 27, 2006 and May 26, 2010, respectively. As SBICs, HT II and HT III are subject to a variety of regulations concerning, among other things, the size and nature of the companies in which they may invest and the structure of those investments. HT IV was formed in anticipation of receiving an additional SBIC license; however, the Company has not received such license, and HT IV currently has no material assets or liabilities. The Company also formed Hercules Technology SBIC Management, LLC, or (“HTM”), a limited liability company in November 2003. HTM is a wholly owned subsidiary of Applicant and serves as the limited partner and general partner of HT II and HT III.

HT II and HT III hold approximately $113.1 million and $285.8 million in assets, respectively, and they accounted for approximately 5.7% and 14.4% of Applicant’s total assets, respectively, prior to consolidation at March 31, 2018.

Applicant also established wholly owned subsidiaries, all of which are structured as Delaware corporations and limited liability companies, to hold portfolio companies organized as limited liability companies, or LLCs (or other forms of pass-through entities). By investing through these wholly owned subsidiaries, Applicant is able to benefit from the tax treatment of these entities and create a tax structure that is more advantageous with respect to Applicant’s RIC status. These taxable subsidiaries are consolidated for financial reporting purposes and in accordance with U.S. generally accepted accounting principles, and the portfolio investments held by these taxable subsidiaries are included in Applicant’s consolidated financial statements and recorded at fair value. These taxable subsidiaries are not consolidated with Applicant for income tax purposes and may generate income tax expense, or benefit, and tax assets and liabilities as a result of their ownership of certain portfolio investments.

Applicant currently has an eight-member board of directors (the “Board”) of whom seven are Non-Employee Directors or non-interested persons of Applicant within the meaning of Section 2(a)(19), and one is considered an “interested person” of Applicant. As of March 31, 2018, Applicant had 64 employees.

[7]	Options will not be granted to Non-Employee Directors and, therefore, no relief is sought in this application for the grant of Options.

Applicant’s Current Incentive Compensation Program

Applicant must compete for leadership with other commercial banks, investment banks, and other publicly traded companies not regulated as investment companies, which are generally able to award many different types of stock-based compensation to their directors, (including their non-employee directors,) officers, and employees. Moreover, the Applicant also must compete for leadership with private equity funds, which generally have the discretion to offer a portion of their various carried interests to induce professional talent to associate with their funds without being required to obtain Commission approval each time. Such private equity funds have a tax advantage. Specifically, Section 57(n) prohibits Applicant from sharing profits in an amount that exceeds 20 per centum of the “net income after taxes.” When Applicant chooses to retain its net realized long-term capital gains for reinvestment for growth and declares a deemed dividend, rather than distribute such gains as a cash dividend, the staff of the Commission has determined that the taxes paid by Applicant on behalf of stockholders (who receive a tax credit for such taxes) reduce the amount of profit against which the profit sharing payable to employees is calculated. The practical effect of deducting the taxes paid on behalf of stockholders in conjunction with deemed dividends from “net income after taxes” in any fiscal year is to reduce the maximum payment under profit sharing plans governed by Section 57(n)(1)(B) to less than 16 percent of net income before these taxes (20% of 79% of the pre-tax profit (reflecting the 21% Federal income tax rate) before adjustment for state and local taxes).

In contrast, private equity funds typically have a carried interest of at least 20 percent of profits before any taxes, and that carried interest is usually in the form of long-term capital gains, not ordinary income. Thus, Applicant would be placed at a serious competitive disadvantage as a result of the taxes as described above. Although Applicant would be able to avoid this result by paying cash dividends in respect of its long-term gains, cash dividends would increase the cost of building Applicant’s capital and, as a result, in certain circumstances may not be in the best interests of Applicant and its stockholders if other reasonably competitive compensation structures can be utilized.

The Applicant’s 2006 Non-Employee Director Plan, as amended in 2007 (the “2006 Plan”), terminated in accordance with its terms in 2017, and no new awards are permitted to be granted under the 2006 Plan after its termination. The 2006 Plan provided for the grant of options to purchase shares of Applicant’s common stock (“Options”) and shares of restricted stock (i.e., common stock that is subject to forfeiture unless specified retention and/or performance requirements are satisfied, and thus is restricted as to its transferability from the time of issuance until the requirements to avoid such forfeiture have been satisfied) (“Restricted Stock”) to Non-Employee Directors. As a result of the termination of the 2006 Plan, the Non-Employee Director Plan, a copy of which is attached to the Application as Exhibit A, was adopted on May 13, 2018 by the Board, including the required majority as defined in Section 57(o) (the “Required Majority”)8 and will be administered by a committee designated by the Board, the composition of which consists of “non-employee directors” within the meaning of Rule 16b-3 (the “Compensation Committee”). The Non-Employee Director Plan provides for the grant of Restricted Stock, but, unlike the 2006 Plan, does not provide for the grant of Options. Issuance of the Restricted Stock will allow Non-Employee Directors to become owners of the Applicant’s stock with a vested interest in value maintenance, income stream and stock appreciation, which interests align with those of the Applicant’s stockholders. The Board, including the Required Majority, considered, among other things, the impact of the Restricted Stock grants on outside stockholders, including the impact of dilution that the Non-Employee Director Plan, together with the Equity Incentive Plan and the 2006 Plan, would have with the limit on outstanding Restricted Stock of 10% of the Applicant’s outstanding common stock. The Non-Employee Director Plan will be submitted for approval to the Applicant’s stockholders, and will become effective upon such approval, subject to and following receipt of the Order. Unless sooner terminated by the Board, the Non-Employee Director Plan will terminate on the day before the tenth anniversary of the date the Non-Employee Director Plan is initially adopted by the Board or approved by stockholders, whichever is earlier.

[8]	Section 57(o) provides that the term “required majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan or arrangement and a majority of such directors or general partners who are not interested persons of such company.

The Applicant’s Amended and Restated 2004 Equity Incentive Plan (the “2004 EIP”) provides for grants of Options, Restricted Stock, restricted stock units (i.e., the right to receive, on the date of settlement, one share of common stock or an amount equal to the fair market value of one share of common stock) (“Restricted Stock Units”), Performance Restricted Stock Units and other performance-based awards (collectively, “Awards”) and warrants to Employee Participants. Applicant proposes to amend and restate the 2004 EIP, in its entirety, as the Equity Incentive Plan in the form presented in Exhibit B. The Equity Incentive Plan was adopted on May 13, 2018 by the Board, including the Required Majority, and will be administered by the Compensation Committee. The Equity Incentive Plan is subject to the issuance of the Order and stockholder approval. The Equity Incentive Plan provides for grants of Awards, but, unlike the 2004 EIP, does not provide for grants of warrants. The Board, including the Required Majority, found that the issuance of Awards will allow the Applicant to align its business plan, stockholder interests and employee interests based on the nature of the Applicant’s business. Issuance of certain Awards will allow the Employee Participants to become owners of the Applicant’s stock with a vested interest in value maintenance, income stream and stock appreciation, which interests align with those of the Applicant’s stockholders. The Equity Incentive Plan permits Employee Participants, subject to approval of the Board and if permitted by law, to pay the exercise price of Options with shares of the Applicant’s common stock. Unless sooner terminated by the Board, the Equity Incentive Plan will terminate on the day before the tenth anniversary of the date the Equity Incentive Plan is initially adopted by the Board or approved by stockholders, whichever is earlier.

III.	EXEMPTION TO ISSUE RESTRICTED STOCK

Applicant is applying for an order of the Commission pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, and from Section 57(a)(4) pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 to enable Applicant to issue Restricted Stock to its officers, employees and Non-Employee Directors pursuant to the Plans, and pursuant to Section 23(c)(3) granting an exemption from Section 23(c). In particular, the Order would (1) enable the Applicant to appropriately compensate employees and Non-Employee Directors in the form of Restricted Stock, in the amount of which would be determined by the Applicant’s Compensation Committee, provided that, in no event shall the number of shares of Restricted Stock subject to the annual grant to each Non-Employee Director exceed 20,000 shares of Restricted Stock, and (2) allow the Applicant to remain competitive within its sector of the financial services industry to attract and retain qualified employees and non-employee directors.

Reason for Request

Compensation Practices in the Asset Management Industry

While Applicant believes that, because the market for superior investment professionals is highly competitive, the Applicant’s successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses. While the Applicant recognizes that employee and non-employee director retention is critical for all companies, the Applicant also believes that the highly specialized nature of its business, the competitiveness of its market and the small size of its employee base relative to its assets and revenue make such retentions even more critical for the Applicant. In that regard, the ability to offer equity-based compensation to its employees and Non-Employee Directors, which both aligns employee and Board behavior with stockholder interests and provides a retention tool, is vital to the Applicant’s future growth and success.

The Plans would enable Applicant to offer employees and Non-Employee Directors compensation packages that are more competitive with those offered by other lending businesses and investment management businesses, which would enhance the ability of Applicant to attract and retain superior senior management, qualified non-employee directors and other key personnel. Offering competitive compensation packages is critical to Applicant’s ability to generate the best possible risk-adjusted returns for its stockholders.

Use of Restricted Stock

Applicant strongly believes that Restricted Stock offers an attractive form of equity-based compensation for certain employees and Non-Employee Directors. Relative to other forms of equity-based compensation, Restricted Stock will allow Applicant to (1) compete more successfully with commercial banks, investment banks, other publicly traded companies, and private equity funds for skilled employees and directors; (2) develop superior alignment of Applicant’s business strategy, stockholder interests and employee interests; (3) manage dilution and cash expenses associated with equity-based compensation and salaries and bonuses; and (4) match the return expectations of the business more closely with its equity-based compensation. The Applicant believes the Restricted Stock will have a clear and meaningful benefit to its stockholders and its business prospects that supports approval of this application.

Successfully Competing with Private Equity Firms

In order to compete successfully with private equity funds for talented portfolio and business management personnel, Applicant ideally would be able to pass through to its employees, in the form of long-term capital gain payments, at least 20 percent of the net realized income of Applicant over time. Inasmuch as Applicant, as a publicly traded corporation, cannot utilize the pass through of capital gain payments to its employees that is available to the general partners of partnerships and desires to build capital rather than make cash payments to its employees and Non-Employee Directors, the equity-based compensation structure that Applicant believes comes closest to replicating the fund structure is Restricted Stock. Restricted Stock requires no cash outlay by Applicant. Furthermore, an employee or Non-Employee Director who receives Restricted Stock and pays tax at ordinary rates based on the value of the stock at the time of vesting9 will be able to treat as long-term gain any subsequent appreciation prior to sale.

Developing Alignment in Business Plan, Stockholder Interests and Employee Interests

Alignment of a company’s business plans, its stockholder expectations and its employee compensation is an essential component of long-term business success. Long-term business success is in the interest of the Applicant’s stockholders and employees. The Applicant typically makes longer term investments primarily in privately held businesses that typically stay in its portfolio for the long term. Its business plan involves taking on investment risk over an extended period of time and a premium is placed on its ability to maintain stability of net asset values and continuity of earnings to pass through to its stockholders in the form of a reoccurring dividend. The Applicant’s strategy is to generate income from its portfolio of investments in the debt and equity securities of its customers. This income supports the payment of a quarterly dividend to the Applicant’s stockholders equal to or greater than 98% of the Applicant’s taxable income (and 98.2% of capital gains). As a taxpayer that will elect to be regulated as a RIC under Subchapter M of the Code, the Applicant will be required to pay out 90% of its annual taxable income to maintain its tax advantaged status and 98% of its annual taxable income (and 98.2% of capital gains) to avoid non-deductible excise taxes. This “pass through” configuration means that, assuming the Applicant performs successfully, the shares of the Applicant’s common stock will appreciate modestly if at all over time since earnings are distributed currently and not accumulated. Rather, the primary return for the Applicant’s stockholders is in the form of current income through the payment of dividends rather than capital appreciation through a rising stock price. This recurring payout requires a methodical asset acquisition approach and active monitoring and management of the investment portfolio over time. A meaningful part of the Applicant’s employee base is dedicated to the maintenance of asset values and expansion of this recurring revenue to support and grow dividends.

The implications of the Applicant’s business model, as described above, on the attractiveness of using Restricted Stock are relatively clear. Restricted Stock has intrinsic value that may not be offered through other forms of equity-based compensation. Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value maintenance and, importantly in the Applicant’s case, the income stream and stock appreciation. These interests are completely aligned with those of the Applicant’s stockholders. Stock option holders, by way of comparison, only earn compensation if the stock price increases and do not benefit from dividends or valuation protection, two concepts that have high priority for the Applicant’s stockholders. Stock options are arguably less effective for the Applicant in terms of motivating behaviors consistent with the business objectives of moderate appreciation and stable and growing dividends, in part because the Act does not provide a mechanism for business development companies to adjust the exercise price of a stock option when a dividend is issued or to issue dividend equivalent rights in order to align the interests of an option holder with those of a stockholder.

[9]	A Participant who receives a grant of Restricted Stock may, however, elect to be taxed at the time of receipt, as further described below.

Moreover, the private equity funds with which the Applicant competes are able to pay higher total cash compensation, composed of salaries and bonuses than the Applicant is able to pay because of the expenses that the Applicant must pay that are related to the maintenance of its status as a publicly held company. In addition, the private firms with which Applicant must compete for personnel typically permit their employees to co-invest with them, which Applicant is not permitted to do under the Act absent a Commission order.

Managing Dilution and Cash Expenses

Dilution is an important consideration for stockholders, and Restricted Stock is inherently less dilutive and more predictable than other common forms of equity based compensation, such as stock options. Because Restricted Stock has intrinsic value, it takes fewer shares of Restricted Stock to generate a similar level of economic benefit to employees and Non-Employee Directors. This is particularly true given the high level of dividend statutorily embedded in the Applicant’s business model and regulatory structure, which does not accrue to the benefit of the option holder. In other words, the Applicant believes that the number of shares of Restricted Stock that it will grant will be less than the number of shares that would be subject to option were the Applicant to offer equivalent economic incentives through its stock option plans.

The Board, including the Required Majority, found that permitting an annual grant of Restricted Stock to each Non-Employee Director will allow the Applicant to better align its business plan with stockholder interests based on the nature of the Applicant’s business as well as the characteristics of Restricted Stock.

Applicant can also pay less cash compensation if it can issue Restricted Stock to the Participants. Holding down cash compensation, like declaring deemed dividends rather than cash dividends, is significant to the Applicant’s ability to maximize its cash available for investments.

Matching Return Expectations

Restricted Stock motivates behavior that is consistent with the type of return expectations that the Applicant has established for its stockholders. The Applicant’s strategy is to originate high quality, medium-term assets and to support the risk management activity of its portfolio companies over a period of time. Further, the Applicant’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities. To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is an attractive compensation tool for the Applicant to align employee and Non-Employee Director interests with stockholder interests. Shares of Restricted Stock that vest over time or are based upon performance targets will allow the Applicant to set objectives and provide meaningful rewards over time to employees who effectuate the targeted outcome of income and principal stability.

Applicant’s management and the Board, including the Compensation Committee, have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interest of Applicant’s stockholders, employees and business.

The Plans

The Non-Employee Director Plan

The Non-Employee Director Plan, a copy of which is attached to this Application as Exhibit A, provides for automatic grants of Restricted Stock to Non-Employee Directors. Upon initial election to the Board, each Non-Employee Director will automatically be granted the lesser of (i) 7,500 shares of Restricted Stock or (ii) that number of shares of Restricted Stock equal to $67,500 divided by the greater of (x) the closing price per share of common stock on the date of grant and (y) the net asset value per share of common stock on the date of grant. Upon reelection to the Board, each Non-Employee Director will automatically be granted the lesser of (i) 6,667 shares of Restricted Stock or (ii) that number of shares of Restricted Stock equal to $60,000 divided by the greater of (x) the closing price per share of stock on the date of grant and (y) the net asset value per share of stock on the date of grant.

Shares of Restricted Stock granted automatically under the Non-Employee Director Plan (i) upon initial election to the Board, are no longer subject to forfeiture restrictions, as to one-third immediately after the expiration of 33% of the initial three-year term, as to an additional one-third immediately after the expiration of 66% of the initial three-year term and the remaining one-third on the third anniversary of the commencement date of the applicable three-year staggered class term, and (ii) upon reelection to the Board, are no longer subject to forfeiture restrictions as to one-third of such shares on the anniversary of such grant over three years.

The maximum aggregate number of shares of common stock that may be authorized for issuance under awards of Restricted Stock under the Non-Employee Director Plan is 300,000 shares. The maximum number of shares of common stock for which any Non-Employee Director may be granted awards under the Non-Employee Director Plan in any calendar year is 20,000 shares. If any award of Restricted Stock for any reason is forfeited or otherwise terminates, in whole or in part, the shares not acquired under such award of Restricted Stock will revert to and again become available for issuance under the Non-Employee Director Plan on a one-for-one basis.

Under the Non-Employee Director Plan, the Board may, subject to and consistent with the express provisions of the Non-Employee Director Plan, (i) prescribe any award agreements and the terms and conditions thereof, to the extent permitted by the requirements of the Act and any exemptive relief that may be granted by the Commission or other relief that may be granted by the Commission’s staff, (ii) construe and interpret the Non-Employee Director Plan and award agreements granted thereunder and correct defects, supply omissions, or reconcile inconsistencies therein, (iii) amend the Non-Employee Director Plan and awards thereunder, (iv) terminate or suspend the Non-Employee Director Plan, and (v) make all other decisions and determinations as the Board may deem necessary or expedient to promote the best interests of the Applicant and that are not in conflict with the provisions of the Non-Employee Director Plan.

Unless the Board expressly provides otherwise, if a Non-Employee Director holding shares of Restricted Stock ceases to be an eligible Non-Employee Director, any shares of Restricted Stock held by such Non-Employee Director or the Non-Employee Director’s permitted transferee that have not vested will be terminated and such shares will be returned to the Applicant and again be available for issuance under the Non-Employee Director Plan.

The Non-Employee Director Plan also provides that upon the occurrence of certain changes in the Applicant’s common stock, such as a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Applicant’s capital structure, the Board will make appropriate adjustments to the maximum number of shares that may be delivered under the Non-Employee Director Plan, to the maximum per-participant share limit and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted, any exercise prices relating to awards and any other provision of awards affected by such change.

Shares of Restricted Stock will not be transferable except for disposition by will or the laws of descent and distribution or by gift to a permitted transferee. Amendments required to be approved by the stockholders under the laws of Maryland, the Commission under the Act (including Section 61), the rules of the New York Stock Exchange or in order to comply with the exemptions set forth in Rule 16b-3 under the Exchange Act, will not be effective until so approved. The automatic grants of shares of Restricted Stock will be administered in accordance with the terms of the Non-Employee Director Plan. All questions of interpretation with respect to the Non-Employee Director Plan and awards granted thereunder will be determined by the Board.

Applicant acknowledges that awards of Restricted Stock granted under the Non-Employee Director Plan would have a dilutive effect on the shareholders’ equity of the Applicant, but, as further explained herein, believes that effect would be outweighed by the anticipated benefits of the Non-Employee Director Plan to the Applicant and its stockholders.

The Equity Incentive Plan

The Equity Incentive Plan, a copy of which is attached to this Application as Exhibit B, provides for grants of Awards to Employee Participants, subject to certain vesting and forfeiture provisions. Each Award will contain the terms and conditions that the Board deems appropriate.

The maximum aggregate number of shares of common stock that may be authorized for issuance under Awards granted under the Equity Incentive Plan is 9,261,229 shares, less one share for every one share issued under the plan after March 31, 2018 and prior to the date the plan is approved by stockholders. The maximum number of shares of common stock for which any Employee Participant may be granted Awards in any calendar year is two million five hundred thousand shares. If any Award for any reason expires or otherwise terminates or is settled in cash, in whole or in part, the shares not acquired under such Award will revert to and again become available for issuance under the Equity Incentive Plan on a one-for-one basis. If withholding tax liabilities arising from an Award other than an Option are satisfied by tendering shares (either actually or by attestation) or by the withholding of shares by the Applicant, the shares so tendered or withheld will revert to and again become available for issuance under the Equity Incentive Plan on a one-for-one basis. Notwithstanding anything to the contrary, the following shares will not revert to and again be available for issuance: (i) shares tendered by an Employee Participant or withheld by the Applicant in payment of the purchase price of an Option; (ii) shares tendered by an Employee Participant or withheld by the Applicant to satisfy any tax withholding obligation with respect to Options; and (iii) shares reacquired by the Applicant on the open market or otherwise using cash proceeds from the exercise of Options.

Under the Equity Incentive Plan, the Board may, subject to and consistent with the express provisions of the Equity Incentive Plan, (i) prescribe any Award agreements and the terms and conditions thereof, to the extent permitted by the requirements of the Act and any exemptive relief that may be granted by the Commission or other relief that may be granted by the Commission’s staff, (ii) construe and interpret the Equity Incentive Plan and Award agreements granted thereunder and correct defects, supply omissions, or reconcile inconsistencies therein, (iii) amend the Equity Incentive Plan and Awards thereunder, (iv) terminate or suspend the Equity Incentive Plan, and (v) make all other decisions and determinations as the Board may deem necessary or expedient to promote the best interests of the Applicant and that are not in conflict with the provisions of the Equity Incentive Plan.

Unless the Board expressly provides otherwise, immediately upon the cessation of an Employee Participant’s continuous service that portion, if any, (i) of any Award (other than an Option) held by the Employee Participant or the Employee Participant’s permitted transferee that is not then vested will terminate, and, in the case of Restricted Stock, the unvested shares will be returned to the Applicant and will be available to be issued as Awards under the Equity Incentive Plan and (ii) of any Option held by an Employee Participant or such Employee Participant’s permitted transferee that is not yet exercisable will terminate and the balance will remain exercisable for the less of (x) a period of three months or (y) the period ending on the latest date on which such Option could have been exercised, and will thereupon terminate subject to certain provisions.

The Equity Incentive Plan also provides that upon the occurrence of certain changes in the Applicant’s common stock, such as a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Applicant’s capital structure, the Board will make appropriate adjustments to the maximum number of shares that may be delivered under the Equity Incentive Plan, to the maximum per-participant share limit and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change.

Awards will not be transferable except for disposition by will or the laws of descent and distribution or by gift to a permitted transferee. Amendments required to be approved by the stockholders under the laws of Maryland, the Commission under the Act (including Section 61), the rules of the New York Stock Exchange or in order to comply with the exemptions set forth in Rule 16b-3 under the Exchange Act, will not be effective until so approved. All questions of interpretation with respect to the Equity Incentive Plan and Awards granted thereunder will be determined by the Board.

Applicant acknowledges that Awards granted under the Equity Incentive Plan would have a dilutive effect on the shareholders’ equity of the Applicant, but, as further explained herein, believes that effect would be outweighed by the anticipated benefits of the Equity Incentive Plan to the Applicant and its stockholders.

Applicant will comply with all disclosure requirements applicable to BDCs, including the amended disclosure requirements for executive officer and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs and Applicant.10

Applicable Law and Need for Relief

Section 63 makes applicable to BDCs the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities and of Section 23(b) generally prohibiting a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common stockholders or under certain other enumerated circumstances not applicable to the Plans. Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, (1) the holders of a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not affiliated persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of stockholders within one year immediately prior to any such sale; (2) the Required Majority has determined that such sale would be in the best interests of the BDC and its stockholders; and (3) the Required Majority, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, has determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of such company of firm commitments to purchase such securities or immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

Because Restricted Stock that would be granted under the Plans would not meet the terms of Section 63(2)(A) (i.e., the Plans will not be approved by the holders of a majority of the company’s outstanding voting securities that are not affiliated persons of the Company), Section 23(b) would prevent the issuance of Restricted Stock.

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule 17d-1, made applicable to transactions subject to Sections 57(a)(4) by Section 57(i) to the extent the Commission has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan. Employees and directors of a BDC are 57(b) persons. Thus, although a compensation plan involving grants of Restricted Stock is not specifically referred to by Section 57(a)(4) or Rule 17d-1, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

[10]	See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8756 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

Section 57(a)(4) and Rule 17d-l provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicant’s Legal Arguments

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies and BDCs, to be able to offer their employees and non-employee directors equity-based compensation. Applicant believes that its ability to offer equity-based compensation in the form of the Restricted Stock is necessary for Applicant to recruit and retain management talent and align that talent with the interests of its stockholders. Thus, Applicant believes that its request for an Order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

Similarity to Issuances Currently Permitted under the Act

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel, including Non-Employee Directors, in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”). Section 61, enacted as part of the 1980 Amendments, permits BDCs to issue to their directors, officers, employees, and general partners warrants, options, and rights to purchase voting securities of such companies pursuant to executive compensation plans in compliance with certain conditions.11 Applicant believes that the issuance of Restricted Stock to Applicant’s employees and Non-Employee Directors, for purposes of investor protection under the Act, is substantially similar to what is currently permitted under Section 61.

Applicant is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation played in the operation of a private equity fund and its ability to attract and retain employees. Congress endowed BDCs with the ability to issue derivative securities to employees in order to ensure that BDCs would be able to compete for skilled personnel in light of compensation practices as they existed in 1980. In the late 1970s, direct grants of stock were not a widely used form of compensation. In fact, publications in the late 1970s indicate that it was stock options — which the 1980 Amendments made permissible for use by BDCs — that were the most widely used type of incentive compensation.12

Prior Commission Orders Relating to Compensation for Employees and Non-Employee Directors

The Applicant notes that the relief requested herein is substantially similar to prior relief the Commission provided the Applicant in connection with allowing the Applicant to issue shares of its Restricted Stock as part of the compensation packages for certain of its employees and directors (and certain employees of its wholly-owned consolidated subsidiaries).13 The Applicant also notes that the relief requested herein is substantially similar to the relief contained in orders issued by the Commission to Newtek Business Services Corp14 and Equus Total Return, Inc.15

[11]	See Section 61(a)(3)(B) of the Act.
[12]	See, “Successors to the Qualified Stock Option” Harvard Business Review (Jan/Feb. 1978) stating: “Stock options predominate among the long-term incentives for executives” and “Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity.” See also, “Annual Survey of Executive Compensation” Business Week (May 14, 1979) stating: “Most companies still use stock option grants and appreciation rights as their predominant incentives.”
[13]	The Company (then known as Hercules Technology Growth Capital, Inc.), Investment Company Act Release No. 27838 (May 23, 2007).
[14]	Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016).
[15]	Equus Total Return, Inc., Investment Company Act Release No. 32421 (Jan 10, 2017).

Order Relating to the Use of Restricted Stock by a BDC

The important role that restricted stock can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to BDCs.

Triangle Capital Corporation. On March 21, 2013, the Commission issued an amended order granting Triangle relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Amended Triangle Order”). The Amended Triangle Order increases the number of restricted shares of common stock Triangle can issue to its non-employee directors.16

Harris & Harris Group, Inc. On April 3, 2012, the Commission issued an order granting Harris & Harris Group, Inc. (“Harris & Harris”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i) and Rule 17d-1 (the “Harris & Harris Order”). The Harris & Harris Order permits Harris & Harris, a BDC, (i) to issue restricted stock pursuant to its equity-based employee and director compensation plan; (ii) to withhold shares of common stock or purchase shares of common stock from directors, officers, and other employees to satisfy tax withholding obligations; and (3) to allow such individuals to pay the exercise price of Options that were granted to them pursuant to a predecessor plan.17

Medallion Financial Corp. On April 26, 2010, the Commission issued an order granting Medallion Financial Corp. (“Medallion”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Medallion Order”). The Medallion Order permits Medallion, a BDC, to issue restricted shares of its common stock, pursuant to an equity compensation plan, as part of compensation packages for certain of its employees and certain employees of its wholly owned subsidiaries.18

Triangle Capital Corporation. On March 18, 2008, the Commission issued an order granting Triangle Capital Corporation (“Triangle”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Triangle Order”). The Triangle Order permits Triangle, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plan.19

Main Street Capital Corporation. On January 16, 2008, the Commission issued an order granting Main Street Capital Corporation and certain affiliated entities relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Main Street Order”). The Main Street Order permits Main Street Capital Corporation and certain affiliated entities to issue restricted stock pursuant to its equity-based employee compensation plan.20

MCG Capital Corporation. On April 4, 2006, the Commission issued an order granting MCG Capital Corporation (“MCG Capital”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “MCG Order”). The MCG Order permits MCG Capital Corporation, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plans.21

[16]	Triangle Capital Corporation, Investment Company Act Release No. 30432 (March 21, 2013).
[17]	Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).
[18]	Medallion Financial Corp., Investment Company Act Release No. 29258 (April 26, 2010).
[19]	In the Matter of Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008).
[20]	Main Street Capital Corporation, Investment Company Act Release No. 28120 (January 16, 2008).
[21]	See MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).

Orders Relating to Use of Equity-Based Compensation by Internally Managed Closed-End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally managed closed-end investment companies.

Baker, Fentress & Company and Adams Express Company, et al. In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.22

Although each of the plans permitted under the Adams Express Order and Baker Fentress Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar; awarding individuals equity-based compensation for competitive purposes, and each was deemed ultimately to benefit the stockholders of the underlying investment company. Importantly, relief in each of the above cases was granted to closed-end funds that had not elected BDC status and, thus, were not within the class of entities that, like Applicant, Congress had determined should be allowed to issue equity compensation to officers, employees and directors.

Standards for Exemption under Section 6(c)

Section 6(c), which governs Applicant’s request for exemptive relief from Section 23 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act’s policy and provisions.23

Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel. Applicant submits that maintaining the ability of a BDC that identifies, invests in and actively works with early stage growth oriented companies to attract and retain highly qualified personnel is in the public interest, including the interests of Applicant’s stockholders. Applicant competes for talent with commercial banks, investment banks, and other publicly traded companies that also are not investment companies registered under the Act and are not subject to the limitations of the Act. These organizations are able to offer all types of equity-based compensation to their employees and directors, including restricted stock, and, therefore, have an advantage over Applicant and its subsidiaries in attracting and retaining highly qualified personnel. For Applicant to compete on a more equal basis with such organizations, it must be able to attract and retain talented personnel and offer them comparable compensation packages.

[22]	See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (the “Baker Fentress Order”) and Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005) (the “Adams Express Order”). Applicant notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express were also granted relief to issue stock options to their Non-Employee Directors.
[23]	We note that the staff has previously stated that it would not recommend enforcement action to the Commission under Section 23(a) if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable. Statement of Staff Position, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999).

With respect to Applicant’s primary competition, private equity funds, Applicant has proportionately greater overhead unrelated to its investment personnel and therefore cannot pay total salaries and bonuses as high as those of its competition without increasing its total overhead. Availability of Restricted Stock would enable Applicant to substitute Restricted Stock for overall cash compensation, and compensate for the loss of the carried interest that our investment professionals would receive at a private equity firm, among other things. The Plan will enhance the ability of Applicant to compensate its personnel and Non-Employee Directors competitively, while also aligning the interests of its personnel and Non-Employee Directors with the success of the company and the interests of its stockholders and preserving cash for further investment.

Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3). The Plans will be approved by stockholders in accordance with Section 61(a)(3)(A)(iv). A proxy statement submitted to Applicant’s stockholders will contain a concise “plain English” description of the Plans and their potential dilutive effect. If a Plan is not approved by stockholders, it will not be implemented. Furthermore, each grant of Restricted Stock will be approved by the Required Majority on the basis that the issuance is in the best interests of Applicant and its stockholders. Applicant is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the Securities Exchange Act of 1934 (“Exchange Act”) requirements relating to executive compensation disclosure.

Based on the manner in which the issuance of Restricted Stock pursuant to the Plans will be administered, the Restricted Stock will be no more dilutive than if Applicant were to issue only Options to Participants who are employees, as is permitted by Section 61(a)(3). Because it takes fewer shares of Restricted Stock, as compared with Options, to compensate an employee at the same level, the number of shares of Restricted Stock awarded would be fewer than the number of shares on which an employee would have to be given an Option. Furthermore, there is a limit on the total number of shares that Applicant can issue under the Plans. Applicant acknowledges that awards granted under the Plans may have a dilutive effect on the stockholders’ equity per share in Applicant, but believes that effect would be outweighed by the anticipated benefits of the Plans to Applicant and its stockholders.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options, or rights, at the time of issuance, may not exceed 25 percent of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers, and employees, would exceed 15 percent of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20 percent of the outstanding voting securities of such BDC. Under the Plans and the 2006 Plan, the maximum amount of Restricted Stock that may be outstanding at any particular time will be ten percent of the Applicant’s voting securities. For purposes of determining Applicant’s compliance with the limits in Section 61(a)(3), Applicant will treat Restricted Stock issued under the Plans and the 2006 Plan as voting securities that would result from the exercise of all outstanding warrants, options and rights issued to directors, officers and employees.24

Consistency with the Purposes of the Act

As indicated earlier, Applicant is at a disadvantage in competing with other financial services companies, particularly private equity firms, in attracting and retaining management personnel because it cannot offer shares of the company in the form of Restricted Stock as part of a compensation plan that would have a long-term capital gain component and its overhead associated with being publicly held reduces the cash compensation it can pay to its employees. In addition, Applicant believes it also competes directly for experienced executives and other professionals with other public companies and non-public companies, many of which offer restricted stock as part of their equity incentive plans.

[24]	For purposes of calculating compliance with this limit, the Applicant will count as Restricted Stock all shares of its common stock that are issued under the Plans and the 2006 Plan less any shares that are forfeited back to the Applicant and cancelled as a result of forfeiture restrictions not lapsing.

The Commission previously recognized the problem of restricting equity compensation in the context of small business investment companies in 1971 and granted a limited exemption from the Act’s provisions to permit them to issue qualified stock options. Congress amended the Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations. The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options. In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both Orders permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company. Finally, the SEC issued the MCG Order, the Main Street Order and Triangle Order permitting BDCs to issue restricted stock. In each of these instances, it was found that equity compensation would not offend the Act’s policies and purposes.

In the present case, Applicant is requesting that it be allowed to issue Restricted Stock in a similar manner as in the 2006 Plan and the version of the Equity Incentive Plan prior to its amendment and restatement as described herein for which Applicant obtained relief from the Commission. Applicant notes if the Order is granted, it would be subject to greater restrictions as to the number of shares of Restricted Stock that may be issued as compared to the number of Options. The Commission has, by way of exemptive order, permitted other BDCs to issue restricted stock to employees and directors and numerous BDCs to issue warrants, options and rights to purchase to directors.

Applicant further submits that the Plans would not violate the purposes behind Sections 23(a) and (b). The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of stockholders’ equity in the investment company.25

The Restricted Stock element of the Plans does not raise concerns about preferential treatment of Applicant’s insiders because this element is a bona fide compensation plan of the type that is common among corporations generally, and that is contemplated by Section 61 and approved by the Commission in the orders given to MCG Capital, Main Street, Triangle, Baker Fentress and Adams Express. Applicant also asserts that the issuance of Restricted Stock would not become a means for insiders to obtain control of Applicant because the maximum amount of Restricted Stock that may be issued under the Plans and the 2006 Plan at any one time will be ten percent of the outstanding shares of common stock of Applicant.

Applicant further states that the Restricted Stock feature will not unduly complicate Applicant’s capital structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors. Applicant also states that on an ongoing basis it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. Applicant further notes that the Plans will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies and the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. Applicant thus concludes that the Plans will be adequately disclosed to investors and appropriately reflected in the market value of Applicant’s shares. Applicant states that its stockholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plans by the Board.

[25]	Southwest Corporation, Investment Company Release No. 29491 (October 26, 2010).

Standards for an Order under Rule 17d-1

Rule 17d-l, made applicable to BDCs by Section 57(i), provides that the Commission may, by order upon application, grant relief under Section 57(a)(4)and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Consistency with the Act’s Policies and Purposes

The arguments as to why the Plans are consistent with the Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above. Additionally, Section 57(j)(1) expressly permits any director, officer or employee of a BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B). Applicant submits that the issuance of Restricted Stock pursuant to the Plans poses no greater risk to stockholders than the issuances permitted by Section 57(j)(1).

Differences in Participation

Applicant’s role is necessarily different from that of other participants in the Plans since the other participants in the Plans are its directors, officers and employees. Since the Applicant and the employee Participants are in an employer/employee relationship, their respective rights and duties are different and not comparable. Likewise, the respective rights and duties of the Applicant and its Non-Employee Directors are different and not comparable. However, Applicant’s participation with respect to the Plans will not be “less advantageous” than that of the Participants. Applicant, either directly or indirectly, is responsible for the compensation of the Participants; the Plans are simply Applicant’s chosen method of providing such compensation. Moreover, Applicant believes that the Plans will benefit Applicant by enhancing its ability to attract and retain highly qualified personnel. The Plans, although benefiting the Participants and the Applicant in different ways, is in the interest of the Applicant’s stockholders, because it will help align the interests of Applicant’s employees with those of its stockholders, which will encourage conduct on the part of those employees designed to produce a better return for Applicant’s stockholders.

Applicant’s Conditions with Respect to Issuance of Restricted Stock

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1. The Plans will be authorized by Applicant’s stockholders.

2. Each issuance of Restricted Stock to an officer, employee, or Non-Employee Director will be approved by the Required Majority of Applicant’s directors on the basis that such grant is in the best interest of Applicant and its stockholders.

3. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the under the Plans and the 2006 Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights issued to the Company’s directors, officers and employees, together with any Restricted Stock issued pursuant to the Plans and the 2006 Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plans and the 2006 Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

4. The amount of Restricted Stock issued and outstanding will not at the time of issuance of any shares of Restricted Stock exceed ten percent of Applicant’s outstanding voting securities.

5. The Board will review the Plans at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Plans could have on Applicant’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Plans, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the issuance of Restricted Stock under the Plans will not have an effect contrary to the interests of Applicant’s stockholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plans. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

IV.	TAX WITHHOLDING OBLIGATIONS AND PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK ALREADY OWNED

Requested Order

Applicant requests an order of the Commission for relief under Section 23(c) to permit Applicant to withhold shares of its common stock or purchase shares of Applicant’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options to purchase shares of Applicant’s common stock that will be granted pursuant to the Equity Incentive Plan. In addition, Applicant requests an exemption from Section 23(c) to permit participants to pay the exercise price of Options to purchase shares of Applicant’s common stock that will be granted to them pursuant to the Equity Incentive Plan with shares of Applicant’s stock.

Tax Consequences of Restricted Stock Awards

Generally, a grant under the Plans of Restricted Stock will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. Instead, the value of the Restricted Stock will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse. Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. Generally, participants forego such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the Restricted Stock or the value of the Restricted Stock drops prior to vesting.

On the date the Restricted Stock vests (assuming no Section 83(b) election has been made), the shares are released to the Participant and available for sale or transfer (subject to the Applicant’s share retention guidelines). In accordance with the applicable regulations of the IRS, the Applicant requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day, therefore procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter. In lieu of receiving a cash payment or withholding other compensation from a participant, typically a stock plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.” In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement. If the Applicant withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

The Plans incorporate this concept of “net share settlement.” Specifically, the Plans provide that the Applicant has the right to withhold stock (in whole or in part) from any award of Restricted Stock to satisfy all withholding tax obligations. However, no such withholding of shares will take place except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.

Tax Consequences of Stock Option Awards

Options are granted under the Equity Incentive Plan. Options granted under the Equity Incentive Plan will not be taxable to a recipient at the time of grant. Upon the exercise of an Option, the amount by which the fair market value of the shares of the Applicant’s common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, Applicant requires the optionee to pay to it an amount sufficient to satisfy taxes required to be withheld in respect of such compensation income at the time of the exercise of the option. If Applicant withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld. When the optionee sells the shares of common stock received upon exercise of the Option, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

Applicable Law and Need for Relief

Section 23(c), which is made applicable to BDCs by Section 63, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No rule addresses “purchases” by a BDC in the circumstances described in this Application. Thus, to the extent that the transactions between Applicant and the Participants described in this Application with respect to the Plans constitute “purchases” by Applicant of its own securities, Section 23(c) would prohibit these transactions.

Applicant’s Legal Arguments

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between Applicant and the participants described in this Application with respect to the Plans may entail “purchases” by Applicant of its own securities within the meaning of Section 23(c). However, the Applicant submits that any such purchases will be made in a manner that does not unfairly discriminate against Applicant’s other stockholders. In that regard, Applicant currently uses the closing sales price of its shares of common stock on the Nasdaq Global Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock for all purposes under the 2004 EIP and the 2006 Plan (i.e., the date of grant of Options). Applicant will also use the closing sales price of its shares of common stock on the Nasdaq Global Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the Plans (i.e., the public market price on the date of grant of Restricted Stock and the date of grant of Options). The shares of the Applicant’s common stock used to satisfy tax withholding will be valued based on the current fair market value on the date of the transaction. Because all of the transactions between the Applicant and the participants described in this Application with respect to the Plans will take place at the public market price for the Applicant’s common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on the Nasdaq Global Market. Moreover, these transactions may be made only as permitted by the Plans, which will be approved by the Applicant’s stockholders prior to any application of the relief. These transactions permit Applicant to deliver only shares net of the required tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Plans. The resulting reduction in dilution using these transactions should benefit all of Applicant’s stockholders. Finally, without the relief sought hereby, Applicant’s executives and employees may be forced to sell more shares in the open market or a portion of the non-cash awards that vest or are delivered under the Plans to satisfy their tax withholding obligations. A large influx of Applicant shares into the open market over a short period of time would not be beneficial to the Applicant’s stockholders. No transactions will be conducted pursuant to the requested Order on days where there are no reported market transactions involving Applicant’s shares. Moreover, the withholding provisions in the Plans do not raise concerns about preferential treatment of Applicant’s insiders because each Plan is a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the Options.

In light of the foregoing, Applicant believes that the requested relief meets the standards of Section 23(c)(3). Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, small business investment companies and BDCs. Applicant believes that its request for an Order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission for relief under Section 23(c).

Precedent

The Commission has previously granted exemptive relief from Section 23(c) to BDCs in substantially similar circumstances, and, in particular, the Commission previously granted substantially similar relief to the Applicant in 2010,26 to Newtek Business Services Corp,27 to Equus Total Return, Inc.28 and to Capital Southwest Corporation29 Additionally, on April 3, 2012, the Commission issued an order for an exemption from Section 23(c) to permit Harris & Harris to withhold shares of its common stock from participants and to permit participants to pay the exercise price of options that were granted to them pursuant to a predecessor plan with shares of common stock.30 On April 20, 2010, the Commission issued an order for an exemption from Section 23(c) permitting MCG Capital to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that were or will be granted pursuant to its incentive compensation plans.31 26 On May 5, 2009, the Commission issued an order granting Triangle exemptive relief from Section 23(c) in connection with withholding obligations related to vesting Restricted Stock and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant.32

Additionally, in 1998, the Commission issued Baker Fentress and Adams Express exemptive relief from Section 23(c) in connection with the payment of a stock option exercise price with previously acquired stock.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Triangle and MCG Capital discussed above, Applicant respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that that stock withholding provisions and the other provisions contained in the Plans described in this Application are common features found in the equity compensation plans of many public companies not regulated under the Act with which the Applicant competes for personnel resources.

Accordingly, Applicant respectfully requests that the Commission issue an order under Section 23(c) to permit (1) Applicant to withhold shares of its common stock or purchase shares of Applicant’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options to purchase shares of Applicant’s common stock that were granted will be granted pursuant to the Equity Incentive Plan, and (2) Participants to pay the exercise price of Options to purchase shares of Applicant’s common stock that were will be granted to them pursuant to the Equity Incentive Plan with shares of Applicant’s stock.

[26]	The Company (then known as Hercules Technology Growth Capital, Inc.), Investment Company Act Release No. 29303 (June 22, 2010).
[27]	Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016).
[28]	Equus Total Return, Inc., Investment Company Act Release No. 32421 (Jan 10, 2017).
[29]	Capital Southwest Corporation, Investment Company Act Release No. 32787 (Aug. 22, 2017).
[30]	Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).
[31]	See MCG Capital Corporation, Investment Company Act Release No. 29210 (April 20, 2010).
[32]	See Triangle Capital Corporation, Investment Company Act Release No. 28718 (May 5, 2009).

V.	CONCLUSION

For the reasons set forth above, Applicant believes that granting an exemption from the above provisions would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. It would not involve any overreaching and the terms are fair and reasonable.

VI.	PROCEDURAL MATTERS

Communications

Please address all communications concerning this Application and the Notice and Order to:

Manuel A. Henriquez

Chief Executive Officer

Hercules Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

(650) 289-3060

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

William J. Bielefeld

Ian Hartman

Jay Alicandri

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3386

Authorizations

The verification required by Rule 0-2(d) under the Act is attached as Exhibit C. The filing of this Application has been specifically authorized by a resolution of the Board of Directors of Applicant dated May 13, 2018. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit D.

Applicant has caused this Application to be duly signed on its behalf on the 29th day of May, 2018.

HERCULES CAPITAL, INC.

By:	/s/ Manuel A. Henriquez
Manuel A. Henriquez
Chief Executive Officer

EXHIBIT A

HERCULES CAPITAL, INC.

2018 NON-EMPLOYEE DIRECTOR PLAN

1.	PURPOSE.

(A) General Purpose. The Plan has been established to advance the interests of the Company by providing for the grant of Awards to Participants. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company” under the 1940 Act, the terms of the Plan shall be construed so as to conform to the stock-based compensation requirements applicable to “business development companies” under the 1940 Act. An Award or related transaction will be deemed to be permitted under the 1940 Act if permitted by any exemptive or “no-action” relief granted by the Commission or its staff.

(B) Eligible Participants. All Non-employee Directors of the Company are eligible to be granted Awards by the Board under the Plan.

2.	DEFINITIONS.

(A) “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(B) “2006 Plan” means the Hercules Capital, Inc. 2006 Non-employee Director Plan.

(C) “Award” means an award of shares of Restricted Stock granted pursuant to the Plan.

(D) “Board” means the Board of Directors of the Company.

(E) “Code” means the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect. Any reference to a provision of the Code shall be deemed to include a reference to any applicable guidance (as determined by the Board) with respect to such provision.

(F) “Commission” means the Securities and Exchange Commission.

(G) “Committee” means a committee of two or more members of the Board, each of whom shall be a “non-employee director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and, if applicable, meet the independence requirements of the applicable stock exchange, quotation system or other self-regulatory organization on which the Stock is traded, and are appointed by the Board in accordance with Section 3(C).

(H) “Company” means Hercules Capital, Inc., a Maryland corporation.

(I) “Continuous Service” means the Participant’s uninterrupted service with the Company as a Non-employee Director.

(J) “Covered Transaction” means any of (i) a consolidation, merger, stock sale, reverse merger or similar transaction or series of related transactions which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company’s assets, (iii) a dissolution or liquidation of the Company, (iv) following such time as the Company has a class of equity securities listed on a national securities exchange or quoted on an inter-dealer quotation system, a change in the membership of the Board for any reason such that the individuals who, as of the Effective Date, constitute the Board of Directors of the Company (the “Continuing Directors”) cease for any reason to constitute at least a majority of the Board (a “Board Change”); provided, however, that any individual becoming a director after the Effective Date whose election or nomination for election by the Company’s stockholders was approved by a vote of at least a majority of the Continuing Directors will be considered as though such individual were a Continuing Director, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended) or other actual or threatened solicitation of proxies or consents by or on behalf of any person or entity other than the Board or (v) a change in the management structure of the Company from an internally managed business development company to an externally managed business development company pursuant to which the Company enters into an investment advisory agreement with a third-party advisor. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Board), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

(K) “Effective Date” has the meaning set forth in Section 11.

(L) “Employee” means any person employed by the Company.

(M) “Employee Plan” means the Amended and Restated 2018 Equity Incentive Plan of the Company, as amended and restated from time to time.

(N) “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests.

(O) “Non-employee Director” means any director of the Company who is not an Employee or officer of the Company.

(P) “Participant” means a person to whom an Award is granted pursuant to the Plan.

(Q) “Permitted Transferee” means a Family Member of a Participant to whom an Award has been transferred by gift.

(R) “Plan” means this 2018 Non-employee Director Plan, as from time to time amended and in effect.

(S) “Restricted Stock” means an Award of Stock for so long as the Stock remains subject to restrictions requiring that it be forfeited to the Company if specified conditions are not satisfied.

(T) “Securities Act” means the Securities Act of 1933, as amended.

(U) “Stock” means the common stock of the Company, par value $.001 per share.

3.	ADMINISTRATION.

(A) Administration By Board. The Board shall administer the Plan unless and until it delegates administration to a Committee, as provided in Section 3(C). The Plan may also be administered by the Compensation Committee administering the Employee Plan.

(B) Powers of Board. The Board shall have the power, subject to the express provisions of the Plan and applicable law:

i. To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provisions of each Award granted; and the number of shares of Stock with respect to which an Award shall be granted to each such person.

ii. To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.

iii. To amend the Plan or an Award as provided in Section 9.

iv. To terminate or suspend the Plan as provided in Section 10.

v. Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(C) Delegation to Committee. The Board may delegate administration of the Plan to a Committee or Committees of two (2) or more members of the Board, and the term “Committee” shall apply to any persons to whom such authority has been delegated; provided that a “required majority,” as defined in Section 57(o) of the 1940 Act, must approve of each issuance of Awards. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board (and references in this Plan to the Board, other than the Board reference at the end of this sentence and the Board references in the last sentence of this subsection (C), shall thereafter be to the Committee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(D) Effect of Board’s Decision. Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4.	SHARES SUBJECT TO THE PLAN; CERTAIN LIMITS.

(A) Share Reserve. Subject to adjustment as provided in Section 4(B), Section 7(E) and Section 8, and as of the Effective Date, the maximum aggregate number of shares of Stock that may be authorized for issuance under Awards granted under the Plan is three hundred thousand (300,000) shares.

(B) Reversion of Shares to the Share Reserve. If any Award shall for any reason be forfeited or otherwise terminate, in whole or in part, the shares of Stock not acquired under such Award shall revert to and again become available for issuance under the Plan on a one-for-one basis.

(C) Source of Shares. The shares of Stock subject to the Plan may be unissued shares or reacquired shares bought on the market or otherwise. No fractional shares of Stock will be delivered under the Plan.

(D) Limits on Individual Grants. The maximum number of underlying or actual shares of Stock for which any Non-employee Director may be granted Awards under the Plan in any calendar year is twenty thousand (20,000) shares.

(E) Limits on Grants of Restricted Stock. The combined maximum amount of Restricted Stock that may be issued and outstanding under the Plan, the 2006 Plan and the Employee Plan will not at the time of issuance of any shares of Restricted Stock exceed 10% of the outstanding shares of Stock. No one person shall be granted Awards of Restricted Stock relating to more than 25% of the shares available for issuance under this Plan.

(F) No Grants in Contravention of 1940 Act. No Award may be granted under the Plan if the grant of such Award would cause the Company to violate any section of the 1940 Act, and, if otherwise approved for grant, shall be void and of no effect.

(G) Limits on Number of Awards. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with the settlement of any Restricted Stock Units granted pursuant to the Employee Plan and together with any Restricted Stock issued pursuant to this Plan, the 2006 Plan and the Employee Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with the settlement of any Restricted Stock Units granted pursuant to the Employee Plan and together with any Restricted Stock issued pursuant to this Plan, the 2006 Plan and the Employee Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with the settlement of any Restricted Stock Units granted pursuant to the Employee Plan and together with any Restricted Stock issued pursuant to this Plan, the 2006 Plan and the Employee Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

(H) Date of Award’s Grant. The date on which the “required majority,” as defined in Section 57(o) of the 1940 Act, approves the issuance of an Award will be deemed the date on which such Award is granted.

(I) Transferability. An Award shall not be transferable, except by will or by the laws of descent and distribution, or, to the extent provided by the Board, by gift to a Permitted Transferee, and an Award that is nontransferable except at death shall be exercisable during the lifetime of the Participant only by the Participant. No Award may be transferred for value.

5.	ELIGIBILITY.

Awards may be granted to the Non-employee Directors.

6.	RESTRICTED STOCK PROVISIONS.

Each grant of Restricted Stock shall contain such terms and conditions as the Board shall deem appropriate. No Restricted Stock shall be granted prior to the date the stockholders of the Company approve the Plan. To the extent relevant, each grant of Restricted Stock includes (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A) Initial Grant. Subject to the forfeiture restrictions set forth below, each individual elected to the Board as a Non-employee Director after the Effective Date shall automatically be granted the lesser of (i) 7,500 shares of Restricted Stock (as adjusted pursuant to Section 8 hereof) or (ii) that number of shares of Restricted Stock (rounded down to the nearest whole share) equal to $67,500 divided by greater of (x) the closing price per share of Stock on the date of grant and (y) the net asset value per share of Stock on the date of grant, upon initial election or appointment to such position. If such individual is elected to the Board as a Non-employee Director after the commencement of the staggered class term to which such director is elected or appointed, such grant of initial shares of Restricted Stock shall be pro-rated by multiplying such initial share grant by a fraction, the numerator of which is 36 minus the number of whole or partial months that have already ended in such initial term and the denominator of which is 36. The forfeiture restrictions for such initial shares of Restricted Stock shall lapse, if the Non-employee Director is in continuous service through such date, as to one-third (1/3) of the Restricted Stock immediately after the expiration of 33% of the Initial Term (as defined below), as to an additional one-third (1/3) of the Restricted Stock immediately after the expiration of 66% of the Initial Term and the remaining one-third (1/3) of the Restricted Stock on the third anniversary of the commencement date of the applicable three-year staggered class term. For purposes of this Section 6(A), “Initial Term” means the actual period of time during which the newly appointed or elected Non-Employee Director will have continuously served from his or her appointment or election date until the third (3rd) anniversary of the commencement date of the entire applicable three-year staggered class term.

(B) Periodic Grants. Subject to the forfeiture restrictions set forth below, each Non-employee Director shall automatically be granted the lesser of (i) 6,667 shares of Restricted Stock (as adjusted pursuant to Section 8 hereof) or (ii) that number of shares of Restricted Stock (rounded down to the nearest whole share) equal to $60,000 divided by greater of (x) the closing price per share of Stock on the date of grant and (y) the net asset value per share of Stock on the date of grant (such lesser number of shares, the “Periodic Grant Amount”), on the date of such Non-employee Director’s re-election to the Board of Directors. Such shares of Restricted Stock will be granted to each Non-employee Director on the date of the Company’s Annual Meeting of Stockholders at which such Non-employee Director is re-elected to the Board (or such other date as determined by the Board in the event that an Annual Meeting of Stockholders is not held by the Company) and the forfeiture restrictions for such shares will lapse, if the Non-employee Director is in continuous service through such date, as to one-third (1/3) of such shares on the anniversary of such grant over three years.

(C) Consideration. To the extent permitted by the 1940 Act, Awards of Restricted Stock may be made in exchange for past services or other lawful consideration.

(D) Termination of Continuous Service. Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Restricted Stock held by the Participant or the Participant’s Permitted Transferee that is not then vested will terminate, and the unvested shares will be returned to the Company and will be available to be issued as Awards under this Plan.

7.	MISCELLANEOUS.

(A) Acceleration. The Board shall have the power to accelerate the time at which the forfeiture restrictions pertaining to an Award or any portion thereof may lapse, regardless of the tax or other consequences to the Participant or the Participant’s Permitted Transferee resulting from such acceleration.

(B) Stockholder Rights. Holders of Restricted Stock shall have all the rights of a holder upon issuance of the Restricted Stock Award.

(C) No Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve as a director of, the Company or shall affect the right of the Company to terminate the service of a Non-employee Director pursuant to the Bylaws of the Company and any applicable provisions of the corporate law of the state in which the Company is incorporated.

(D) Legal Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act, the Company may require, as a condition to issuance of the Stock, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

(E) Withholding Obligations. To the extent required by applicable law, each issuance of Stock granted hereunder shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such issuance or exchange. Without limiting the generality of the foregoing, the Participant shall have the right to satisfy such withholding requirements, if any, by tendering a check (acceptable to the Board) or shares of Stock for the full amount of such withholding. Shares of Stock used to satisfy tax withholding obligations, if any, shall be valued based on the closing price per share of Stock on the New York Stock Exchange (or any other such exchange on which its shares of Stock may be traded in the future) on the date of the transaction. In the event that withholding tax liabilities, if any, arising from an Award are satisfied by the tendering of shares of Stock by the Participant or withholding of shares by the Company (either actually or by attestation), the shares of Stock so tendered or withheld shall revert to and again be available for issuance under the Plan on a one-for-one basis. In addition, the Company or its designated third-party administrator shall have the right to deduct applicable taxes, if any, from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Stock under this Plan, an appropriate amount of cash or number of shares of Stock or a combination thereof for payment of any such taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy any such obligations for withholding of such taxes (subject in all cases to any limits on share withholding that may be imposed by the Company and not to exceed share withholding rates that would cause an adverse accounting consequence or cost). Shares granted pursuant to an Award of Restricted Stock that are used to settle tax withholding obligations pursuant to this Section 7(E) shall be included as “Restricted Stock issued” for purposes of the calculations set forth in Section 4(G).

8.	ADJUSTMENTS UPON CHANGES IN STOCK.

(A) Capitalization Adjustments. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of shares specified in Section 4(A) that may be delivered under the Plan, to the maximum per-participant share limit described in Section 4(D), to the number of shares to be granted with respect to initial grants under Section 6(A), to the number of shares to be granted with respect to periodic grants under Section 6(B) and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted and any other provision of Awards or the Plan affected by such change. The Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards granted hereunder.

(B) Covered Transaction. Except as otherwise provided in an Award, in the event of a Covered Transaction in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding Awards, or for the grant of new awards in substitution therefor, by the acquiror or survivor or an affiliate of the acquiror or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the Award, each Award will become fully vested or exercisable prior to the Covered Transaction on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the Covered Transaction, and the Award will terminate upon consummation of the Covered Transaction.

9.	AMENDMENT OF THE PLAN AND AWARDS.

The Board may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards, including, without limitation, increasing the size of initial grants under Section 6(A) and periodic grants under Section 6(B); provided, that except as otherwise expressly provided in the Plan the Board may not, without the Participant’s consent, alter the terms of an Award so as to affect substantially and adversely the Participant’s rights under the Award, unless the Board expressly reserved the right to do so at the time of the grant of the Award. Any amendment to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Board.

10.	TERMINATION OR SUSPENSION OF THE PLAN.

(A) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is initially adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(B) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the Participant.

11.	EFFECTIVE DATE OF PLAN.

The Plan shall become effective when the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board; provided, however, that the Plan shall not be effective with respect to an Award of Restricted Stock unless the Company has received an order of the Commission under Section 6(c) of the 1940 Act for an exemption from Sections 23(a) and 23(b), under Section 57(i) of the 1940 Act and Rule 17d-1 thereunder for an exemption from Section 57(a)(4) and under Section 23(c)(3) of the 1940 Act for an exemption from Section 23(c) (the “Effective Date”).

12.	1940 ACT.

No provision of this Plan shall contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants.

13.	SEVERABILITY.

If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify this Plan or any Award under any applicable law, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

EXHIBIT B

HERCULES CAPITAL, INC.

AMENDED AND RESTATED 2018 EQUITY INCENTIVE PLAN

(FORMERLY KNOWN AS THE AMENDED AND RESTATED 2004 EQUITY INCENTIVE PLAN)

AS AMENDED AND RESTATED EFFECTIVE [            ], 2018

1.	PURPOSE.

(A) General Purpose. The Plan has been established to advance the interests of the Company by providing for the grant of Awards to Participants. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company” under the 1940 Act, the terms of the Plan shall be construed so as to conform to the stock-based compensation requirements applicable to “business development companies” under the 1940 Act. An Award or related transaction will be deemed to be permitted under the 1940 Act if permitted by any exemptive or “no-action” relief granted by the Commission or its staff.

(B) Available Awards. The purpose of the Plan is to provide a means by which eligible recipients of Awards may be given an opportunity to benefit from increases in the value of the Company’s Stock through the granting of Restricted Stock, Restricted Stock Units, Incentive Stock Options and Non-statutory Stock Options.

(C) Eligible Participants. All key Employees and all Employee Directors are eligible to be granted Awards by the Board under the Plan; provided that, no person shall be granted Awards of Restricted Stock unless such person is an Employee of the Company or an Employee of a wholly-owned consolidated subsidiary of the Company.

(D) Background. The Plan was originally adopted as the 2004 Equity Incentive Plan, and the last amendment and restatement was approved by the Board on December 29, 2016. The Plan is hereby being further amended and restated, and it is being renamed the “Amended and Restated 2018 Equity Incentive Plan.”

2.	DEFINITIONS.

(A) “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(B) “Affiliate” means any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) or Section 414(c) of the Code, except that in determining eligibility for the grant of an Option by reason of service for an Affiliate, Sections 414(b) and 414(c) of the Code shall be applied by substituting “at least 50%” for “at least 80%” under Section 1563(a)(1), (2) and (3) of the Code and Treas. Regs. § 1.414(c)-2; provided, that to the extent permitted under Section 409A, “at least 20%” shall be used in lieu of “at least 50%”; and further provided, that the lower ownership threshold described in this definition (50% or 20% as the case may be) shall apply only if the same definition of affiliation is used consistently with respect to all compensatory stock options or stock awards (whether under the Plan or another plan). The Company may at any time by amendment provide that different ownership thresholds (consistent with Section 409A) apply. Notwithstanding the foregoing provisions of this definition, except as otherwise determined by the Board, a corporation or other entity shall be treated as an Affiliate only if its employees would be treated as employees of the Company for purposes of the rules promulgated under the Securities Act of 1933, as amended, with respect to the use of Form S-8.

(C) “Award” means an award of Restricted Stock, Restricted Stock Units, Performance Restricted Stock Units or Options granted pursuant to the Plan.

(D) “Board” means the Board of Directors of the Company.

(E) “Code” means the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect. Any reference to a provision of the Code shall be deemed to include a reference to any applicable guidance (as determined by the Board) with respect to such provision.

(F) “Commission” means the Securities and Exchange Commission.

(G) “Committee” means the Compensation Committee, as described below in Section 2(H).

(H) “Compensation Committee” means the compensation committee of the Board. The Compensation Committee shall have at least two members, each of whom shall be a “non-employee director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an “outside director” as defined in Section 162(m) of the Code and the regulations thereunder, and, if applicable, meet the independence requirements of the applicable stock exchange, quotation system or other self-regulatory organization on which the Stock is traded.

(I) “Company” means Hercules Capital, Inc., a Maryland corporation.

(J) “Continuous Service” means the Participant’s uninterrupted service with the Company or an Affiliate, whether as an Employee or Employee Director.

(K) “Covered Transaction” means any of (i) a consolidation, merger, stock sale, reverse merger or similar transaction or series of related transactions which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company’s assets, (iii) a dissolution or liquidation of the Company, (iv) following such time as the Company has a class of equity securities listed on a national securities exchange or quoted on an inter-dealer quotation system, a change in the membership of the Board for any reason such that the individuals who, as of the Effective Date, constitute the Board of Directors of the Company (the “Continuing Directors”) cease for any reason to constitute at least a majority of the Board (a “Board Change”); provided, however, that any individual becoming a director after the Effective Date whose election or nomination for election by the Company’s stockholders was approved by a vote of at least a majority of the Continuing Directors will be considered as though such individual were a Continuing Director, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended) or other actual or threatened solicitation of proxies or consents by or on behalf of any person or entity other than the Board or (v) a change in the management structure of the Company from an internally managed business development company to an externally managed business development company pursuant to which the Company enters into an investment advisory agreement with a third-party advisor. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Board), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

(L) “Current Market Value” has the meaning set forth in Section 9.

(M) “Dividend Shares” has the meaning set forth in Section 7A.

(N) “Effective Date” has the meaning set forth in Section 14.

(O) “Employee” means any person employed by the Company or an Affiliate.

(P) “Employee Director” means a member of the Board of Directors of the Company that is also an Employee of the Company.

(Q) “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests.

(R) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(S) “Non-employee Director Plans” means the 2006 Non-employee Director Plan, as from time to time amended and in effect, and the 2018 Non-employee Director Plan, as from time to time amended and in effect.

(T) “Non-statutory Stock Option” means an Option that is not an Incentive Stock Option.

(U) “Option” means an Incentive Stock Option or a Non-statutory Stock Option granted pursuant to the Plan.

(V) “Participant” means a person to whom an Award is granted pursuant to the Plan.

(W) “Performance Objectives” means the performance objectives established in the Board or the Committee’s sole discretion for Participants who are eligible to receive Awards under the Plan. Performance Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or the Affiliate, division, department or function within the Company or Affiliate in which the Participant is performing Continuous Service. Performance Objectives may be measured on an absolute or relative basis. Relative performance may be measured by a group of peer companies or by a financial market index. Any Performance Objectives applicable to an Award shall be limited to: specified levels of or increases in the Company’s, a division’s or an Affiliate’s return on capital, equity or assets, including, without limitation, total shareholder return measures; earnings measures/ratios (on a gross, net, pre-tax or post-tax basis), including basic earnings per share, diluted earnings per share, total earnings, operating earnings, earnings growth, earnings before interest and taxes and earnings before interest, taxes, depreciation and amortization; net economic profit (which is operating earnings minus a charge to capital); net income; operating income; sales; sales growth; gross margin; direct margin; Stock price (including but not limited to growth measures and total shareholder return); operating profit; per period or cumulative cash flow (including but not limited to operating cash flow and free cash flow) or cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; market share; balance sheet measurements such as receivable turnover; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; debt reduction; strategic innovation; customer or employee satisfaction; the consummation of one or more acquisitions of a certain size as measured by one or more of the financial criteria listed above in this Section 2(W); individual objectives; and any combination of the foregoing. If the Board or the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Performance Objectives unsuitable, the Board or the Committee may modify such Performance Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Board or the Committee deems appropriate and equitable.

(X) “Performance Period” means a period of time or times established under Section 7C within which the Performance Objectives relating to Awards are to be achieved.

(Y) “Performance Restricted Stock Unit” means a Restricted Stock Unit that vests only upon the attainment of the performance conditions or Performance Objectives specified in the applicable Award.

(Z) “Permitted Transferee” means a Family Member of a Participant to whom an Award has been transferred by gift.

(AA) “Plan” means this Amended and Restated 2018 Equity Incentive Plan, as from time to time amended and in effect.

(BB) “Qualified Performance-Based Award” means an Award or portion of an Award that is intended to satisfy the requirements for “qualified performance-based compensation” under Code Section 162(m). The Board or the Committee shall designate any Qualified Performance-Based Award as such at the time of grant.

(CC) “Restricted Stock” means an Award of Stock for so long as the Stock remains subject to restrictions requiring that it be forfeited to the Company if specified conditions are not satisfied.

(DD) “Restricted Stock Unit” means the right to receive a payment in Stock (or the cash equivalent, or a combination of cash and Stock), which right to payment shall be subject to the terms and conditions of the Plan and such other conditions and other limitations and restrictions, as determined by the Board or the Committee, including, without limitation, Performance Restricted Stock Units.

(EE) “Securities Act” means the Securities Act of 1933, as amended.

(FF) “Stock” means the common stock of the Company, par value $.001 per share.

3.	ADMINISTRATION.

(A) Administration By Board. The Board shall administer the Plan unless and until it delegates administration to a Committee, as provided in Section 3(C).

(B) Powers of Board. The Board shall have the power, subject to the express provisions of the Plan and applicable law:

i. To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provisions of each Award granted, including the time or times when a person shall be permitted to exercise an Award; and the number of shares of Stock with respect to which an Award shall be granted to each such person.

ii. To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.

iii. To amend the Plan or an Award as provided in Section 12.

iv. To terminate or suspend the Plan as provided in Section 13.

v. Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(C) Delegation to Committee. The Board may delegate administration of the Plan to a Committee or Committees of two (2) or more members of the Board, and the term “Committee” shall apply to any persons to whom such authority has been delegated; provided that a “required majority,” as defined in Section 57(o) of the 1940 Act, must approve each issuance of Awards in accordance with Section 61(a)(4)(B)(i)(I) of the 1940 Act. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board (and references in this Plan to the Board, other than the Board reference at the end of this sentence and the Board references in the last sentence of this subsection (C), shall thereafter be to the Committee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(D) Effect of Board’s Decision. Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4.	SHARES SUBJECT TO THE PLAN; CERTAIN LIMITS.

(A) Share Reserve. Subject to adjustment as provided in Section 4(B) and Section 10, and as of the Plan Restatement Date (as defined below), the maximum aggregate number of shares of Stock that may be authorized for issuance under Awards granted under the Plan is 9,261,229 shares of Stock, less one share of Stock for every one share of Stock issued under the Plan after March 31, 2018 and prior to the Plan Restatement Date. Incentive Stock Options may be granted up to the limit set forth in this Section 4(A). “Plan Restatement Date” means the date the stockholders of the Company approve the Plan.

(B) Reversion of Shares to the Share Reserve. If any Award shall for any reason expire or otherwise terminate or be settled in cash, in whole or in part, the shares of Stock not acquired under such Award shall revert to and again become available for issuance under the Plan on a one-for-one basis. In the event that withholding tax liabilities arising from an Award other than an Option are satisfied by the tendering of shares of Stock (either actually or by attestation) or by the withholding of shares by the Company, the shares of Stock so tendered or withheld shall revert to and again be available for issuance under the Plan on a one-for-one basis. Notwithstanding anything to the contrary contained herein, the following shares of Stock shall not revert to and again be available for issuance under paragraph (A) of this Section 4: (i) shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option, (ii) shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to Options, and (iii) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options.

(C) Type of Shares. The shares of Stock subject to the Plan may be unissued shares or reacquired shares bought on the market or otherwise. No fractional shares of Stock will be delivered under the Plan.

(D) Limits on Individual Grants. The maximum number of shares of Stock for which any Employee or Employee Director may be granted Awards in any calendar year is two million five hundred thousand (2,500,000) shares.

(E) Limits on Grants of Restricted Stock. The combined maximum amount of Restricted Stock that may be issued and outstanding under the Plan and the Non-employee Director Plans will not at the time of issuance of any shares of Restricted Stock exceed 10% of the outstanding shares of Stock. No one person shall be granted Awards of Restricted Stock relating to more than 25% of the shares available for issuance under this Plan. Shares granted pursuant to an Award of Restricted Stock that are used to settle tax withholding obligations pursuant to Section 9(E), or settled in cash, shall be included as “Restricted Stock issued” for purposes of the calculations set forth in this Section 4(E).

(F) No Grants in Contravention of 1940 Act. No Award may be granted under the Plan if the grant of such Award would cause the Company to violate any section of the 1940 Act, and, if otherwise approved for grant, shall be void and of no effect.

(G) Limits on Number of Awards. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with the settlement of any Restricted Stock Units granted pursuant to this Plan and together with any Restricted Stock issued pursuant to this Plan, the Non-employee Director Plans and any other compensation plan of the Company, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with the settlement of any Restricted Stock Units granted pursuant to this Plan and together with any Restricted Stock issued pursuant to this Plan, the Non-employee Director Plans and any other compensation plan of the Company, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with the settlement of any Restricted Stock Units granted pursuant to this Plan and together with any Restricted Stock issued pursuant to this Plan, the Non-employee Director Plans and any other compensation plan of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company. Shares granted pursuant to an Award of Restricted Stock or Restricted Stock Units that are used to settle tax withholding obligations pursuant to Section 9(E), or settled in cash, shall be included as “Restricted Stock issued” or “Restricted Stock Units granted” for purposes of the calculations set forth in this Section 4(G).

(H) Date of Award’s Grant. The date on which the “required majority,” as defined in Section 57(o) of the 1940 Act, approves the issuance of an Award will be deemed the date on which such Award is granted.

5.	ELIGIBILITY.

Incentive Stock Options may be granted to Employees or Employee Directors of the Company or a “parent” or “subsidiary” corporation of the Company as those terms are used in Section 424 of the Code. Awards other than Incentive Stock Options may be granted to both Employees and Employee Directors. By accepting any Award granted hereunder, the Participant agrees to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Board.

6.	OPTION PROVISIONS.

Each Option shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Non-statutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but, to the extent relevant, each Option shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A) Time and Manner of Exercise. Unless the Board expressly provides otherwise, an Option will not be deemed to have been exercised until the Board receives a notice of exercise (in form acceptable to the Board) signed by the appropriate person and accompanied by any payment required under the Award. If the Option is exercised by any person other than the Participant, the Board may require satisfactory evidence that the person exercising the Option has the right to do so. No Option shall be exercisable after the expiration of ten (10) years from the date on which it was granted.

(B) Exercise Price of an Option. The exercise price of each Option shall be not less than the Current Market Value of, or if no such market value exists, the current net asset value of, the stock subject to the Option as determined in good faith by the Board on the date the Option is granted. In the case of an Option granted to a 10% Holder and intended to qualify as an Incentive Stock Option, the exercise price will not be less than 110% of the Current Market Value determined as of the date of grant. A “10% Holder” is an individual owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporations. Other than pursuant to Section 10, without the approval of the Company’s stockholders (a) the option price per share of an Option after it is granted shall not be decreased, (b) an Option shall not be cancelled in exchange for cash or another Award (other than in connection with a Covered Transaction), or (c) no action shall be taken that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed or is otherwise prohibited by the 1940 Act.

(C) Consideration. The purchase price for Stock acquired pursuant to an Option shall be paid in full at the time of exercise either (i) in cash, or, if so permitted by the Board and if permitted by the 1940 Act and otherwise legally permissible, (ii) through a broker-assisted exercise program acceptable to the Board, (iii) by such other means of payment as may be acceptable to the Board, or (iv) in any combination of the foregoing permitted forms of payment.

(D) Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant.

(E) Transferability of a Non-statutory Stock Option. A Non-statutory Stock Option shall be transferable by will or by the laws of descent and distribution, or, to the extent provided by the Board, by gift to a Permitted Transferee, and a Non-statutory Stock Option that is nontransferable except at death shall be exercisable during the lifetime of the Participant only by the Participant. No Options shall be transferrable for consideration.

(F) Limitation on Repurchase Rights. If an Option gives the Company the right to repurchase shares of Stock issued pursuant to the Plan upon termination of employment of such Participant, the terms of such repurchase right must comply with Section 260.140.41(k) of the California Code of Regulations and the 1940 Act.

(G) Exercisability. The Board may determine the time or times at which an Option will vest or become exercisable and the terms on which an Option requiring exercise will remain exercisable; provided, however, that options may be subject to such reasonable forfeiture conditions as the Board may choose to impose and which are not inconsistent with Section 260.140.41 of the California Code of Regulations.

(H) Termination of Continuous Service. Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Option held by the Participant or the Participant’s Permitted Transferee that is not then exercisable will terminate and the balance will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(H), and will thereupon terminate subject to the following provisions (which shall apply unless the Board expressly provides otherwise):

(i) if a Participant’s Continuous Service ceases by reason of death, or if a Participant dies following the cessation of his or her Continuous Service but while any portion of any Option then held by the Participant or the Participant’s Permitted Transferee is still exercisable, the then exercisable portion, if any, of all Options held by the Participant or the Participant’s Permitted Transferee immediately prior to the Participant’s death will remain exercisable for the lesser of (A) the one year period ending with the first anniversary of the Participant’s death or (B) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(H)(i), and will thereupon terminate; and

(ii) if the Board in its sole discretion determines that the cessation of a Participant’s Continuous Service resulted for reasons that cast such discredit on the Participant as to justify immediate termination of his or her Options, all Options then held by the Participant or the Participant’s Permitted Transferee will immediately terminate.

Notwithstanding anything in the foregoing to the contrary, in the case of a Participant residing in California, unless such Participant’s employment is terminated for cause (as defined in any contract of employment between the Company and such Participant, or if none, in the instrument evidencing the grant of such Participant’s option), in the event of termination of employment of such Participant, he or she shall have the right to exercise an option, to the extent that he or she was otherwise entitled to exercise such option on the date employment terminated, as follows: (i) at least six (6) months from the date of termination, if termination was caused by such Participant’s death or “permanent and total disability” (within the meaning of Section 22(e)(3) of the Code) and (ii) at least thirty (30) days from the date of termination, if termination was caused other than by such Participant’s death or “permanent and total disability” (within the meaning of Section 22(e)(3) of the Code).

7.	RESTRICTED STOCK PROVISIONS.

Each grant of Restricted Stock shall contain such terms and conditions as the Board shall deem appropriate. The provisions of separate grants of Restricted Stock need not be identical, but, to the extent relevant, each grant shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A) Consideration. To the extent permitted by the 1940 Act, Awards of Restricted Stock may be made in exchange for past services or other lawful consideration.

(B) Transferability of Restricted Stock. Except as the Board otherwise expressly provides, Restricted Stock shall not be transferable other than by will or by the laws of descent and distribution. No Restricted Stock shall be transferrable for consideration.

(C) Vesting. The Board may determine the time or times at which shares of Restricted Stock will vest or become exercisable and the terms on which shares of Restricted Stock will remain exercisable. The vesting schedule for Restricted Stock issued under the Plan will be determined at the time of the initial grant of Restricted Stock.

(D) Termination of Continuous Service. Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Restricted Stock held by the Participant or the Participant’s Permitted Transferee that is not then vested will terminate, and the unvested shares will be returned to the Company and will be available to be issued as Awards under this Plan.

7A.	RESTRICTED STOCK UNIT PROVISIONS.

Each grant of Restricted Stock Units shall contain such terms and conditions as the Board or the Committee shall deem appropriate. The provisions of separate grants of Restricted Stock Units need not be identical, but, to the extent relevant, each grant shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A) Transferability of Restricted Stock Units. Except as the Board otherwise expressly provides, Restricted Stock Units shall not be transferable. No Restricted Stock Units shall be transferrable for consideration.

(B) Vesting. The Board or the Committee may determine the time or times at which Restricted Stock Units will vest or become payable to a Participant. The vesting schedule and/or conditions for Restricted Stock Units issued under the Plan will be determined at the time of the grant of Restricted Stock Units.

(C) Termination of Continuous Service. Unless the Board or the Committee expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Restricted Stock Unit held by the Participant that is not then vested will thereupon terminate.

(D) Dividend Equivalents. The Committee may provide for dividend equivalents in respect of all outstanding Restricted Stock Units and, if so provided, any such dividend equivalents shall be in the form of share equivalents, unless otherwise provided by the Committee or otherwise elected by the Participant. Any such dividend equivalents, unless otherwise provided by the Committee or unless otherwise elected by the Participant to be in the form of cash, shall be deemed to be hypothetically reinvested at fair market value in shares of Stock on the date on which any such dividend is paid by the Company on its Stock (“Dividend Shares”). If dividend equivalents are not so reinvested, they shall be accumulated and paid in cash at the time provided below in this Section 7A(D). Dividend Shares shall be deemed to constitute outstanding shares for purposes of subsequent dividend payments by the Company. Dividend Shares (and/or accumulated cash) shall be settled and delivered on the date that the Restricted Stock Units to which they relate are settled and delivered if, and only to the extent that, the related Restricted Stock Unit vests. With respect to Performance Restricted Stock Units, the actual number of shares of Stock for which Dividend Shares (and/or the actual amount of accumulated cash, as the case may be) are credited and paid shall, in accordance with the principles set forth in this Section 7A(D), be determined by the Compensation Committee at the end of the applicable Performance Period by reference to, and taking into account, only the actual level or levels of performance achieved by the Company, the Participant or otherwise. To the extent that all or any portion of the related Restricted Stock Unit does not vest or is forfeited any Dividend Shares (and/or accumulated cash, as the case may be) corresponding to the portion of the Restricted Stock Unit that does not vest or is forfeited shall similarly not vest and be forfeited by the participant without any compensation therefore. Any written elections as to form and investment in this Section 7A(D) shall be made in accordance with the principles set forth in the Plan and as otherwise provided in the form prescribed by the Committee.

(E) Election to Receive 10% of Award as Option. To the extent permitted by the Committee, a Participant may file a written election with the Company in the form prescribed by the Committee pursuant to which such Participant may elect to receive 10% of the value of a Restricted Stock Unit Award in the form of an Option. Such election must be filed in December of the year prior to the year of grant or by such later time as complies with the deferral election rules under Section 409A of the Code. Any such election shall remain in effect until it is revoked or until a new election is submitted, in each case during December of the year prior to the year of grant. Notwithstanding anything to the contrary in this Section 7A(E), each grant of an Option hereunder (or otherwise) shall be subject to the approval of the Committee prior to the granting of an Option.

(F) Holding Period. The Board or the Committee may require that all or a portion of the Stock delivered in respect of any vested Restricted Stock Unit Award be subject to a specified post-grant, post-vesting or post-delivery holding period as specified in the applicable Award.

7B.	DEFERRAL OF RESTRICTED STOCK UNIT AWARDS.

Subject to any procedures as may be permitted or required by the Committee, a Participant may file a written election with the Company in the form prescribed by the Committee pursuant to which such Participant elects to defer the receipt of all or a portion of the Stock to be issued in settlement of the vested portion of a Restricted Stock Unit Award described in Section 7A. In addition, subject to any procedures as may be permitted or required or further amended by the Committee in its sole discretion, the following shall apply to any such deferrals:

(A) Timing of Election. Such election must be filed in December of the year prior to the year of grant; provided, however, that notwithstanding the foregoing, with respect to Awards granted between January 1, 2017 and December 31, 2017, such election must be filed within thirty (30) days of the date the Plan is approved by the Board or by such later time as complies with the deferral election rules under Section 409A of the Code. Any such election shall remain in effect until it is revoked or until a new election is submitted, in each case during December of the year prior to the year of grant.

(B) Settlement of Award. If a Participant has made a deferral election with respect to any Restricted Stock Unit Award pursuant to this Section 7B, the settlement of the vested portion of such Award shall be delayed until the earliest to occur of (i) the date specified in the deferral election, (ii) the consummation of a Covered Transaction (provided that such Covered Transaction constitutes a “change in the ownership or effective control” of the Company or a “change in the ownership of a substantial portion of the assets” of the Company, in each case within the meaning of Code Section 409A and the regulations promulgated thereunder) and (iii) upon the termination of a Participant’s Continuous Service (provided that such termination constitutes a “separation from service” within the meaning of Code Section 409A and the regulations promulgated thereunder) and payment shall be made as soon as reasonably practicable thereafter, but not more than thirty (30) days following such date.

(C) Rights of Participant during Deferral Period. Awards deferred pursuant to this Section 7B represent an unfunded and unsecured promise to pay on behalf of the Company. The right of any Participant to receive payments from the Company pursuant to a deferral election shall be no greater than the right of any general unsecured creditor of the Company or any Affiliate.

7C.	PERFORMANCE RESTRICTED STOCK UNIT OR OTHER PERFORMANCE-BASED AWARDS.

Each grant of Performance Restricted Stock Units or other performance-based Awards shall contain such terms and conditions as the Board or the Committee shall deem appropriate. The provisions of separate grants of Performance Restricted Stock Units or other performance-based Awards need not be identical, but, to the extent relevant, each grant shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A) Vesting. Performance Restricted Stock Units or other performance-based Awards shall vest based on the Company’s or individual’s attainment of Performance Objectives as specified in the Award over a Performance Period as specified in the Award. Each Award may specify in respect of the Performance Objectives a minimum acceptable level of achievement below which no vesting of the Award shall occur and may set forth a formula for determining the portion of such Award that shall vest if performance is at or above such minimum acceptable level but is less than the maximum achievement of the specified Performance Objectives.

(B) Adjustment of Performance Objectives. The Board or the Committee may adjust Performance Objectives and the related minimum acceptable level of achievement if, in the sole judgment of the Board or the Committee, events or transactions have occurred after the grant date of an Award that are unrelated to the performance of the Participant and result in distortion of the Performance Objectives or the related minimum acceptable level of achievement. Notwithstanding the foregoing, this Section 7C(B) shall not apply to Qualified Performance-Based Awards.

(C) Termination of Continuous Service. Unless the Board or the Committee expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Performance Restricted Stock Unit held by the Participant that is not then vested will thereupon terminate.

(D) Certification of Achievement of Performance Targets. Following the completion of a Performance Period, the Board or the Committee shall review and certify in writing whether, and to what extent, the Performance Objectives for the Performance Period have been achieved and, if so, calculate and certify in writing the portion (if any) of the Performance Restricted Stock Unit which shall vest based upon the achievement of the Performance Objectives.

(E) Qualified Performance-Based Awards. If the Compensation Committee determines it is desirable to grant a Qualified Performance-Based Award the following provisions shall apply in addition to, and where necessary to maximize the deductibility of an Award, in lieu of other provisions of the Plan, including the provisions of Section 7C(A)-(D):

(i) Employees of the Company or any Affiliate who are “covered employees” within the meaning of Code Section 162(m) shall also be eligible to receive Qualified Performance-Based Awards. The Compensation Committee shall designate in its sole discretion which Covered Employees shall be Participants for a Performance Period within the earlier of (a) the first 90 days of a Performance Period and (b) the lapse of 25% of the Performance Period.

(ii) The Compensation Committee shall establish in writing within the earlier of the (a) first 90 days of a Performance Period and (b) the lapse of 25% of the Performance Period, and in any event, while the outcome is substantially uncertain, Performance Objectives for the Performance Period.

(iii) Following the completion of a Performance Period, the Compensation Committee shall review and certify in writing whether, and to what extent, the Performance Objectives for the Performance Period have been achieved and, if so, calculate and certify in writing the portion (if any) of the Qualified Performance-Based Award which shall vest based upon the achievement of the Performance Objectives. The Compensation Committee shall then determine the actual number of shares of Stock issuable under each Participant’s Award for the Performance Period and, in doing so, may apply negative discretion to reduce or eliminate the amount of the Award. In no event shall the Compensation Committee have the authority to increase Award amounts to any “covered employee” within the meaning of Code Section 162(m). Notwithstanding anything to the contrary in the Plan, and to the extent the award is intended and designated as a Qualified Performance-Based Award, the Award shall only be approved and administered by the Compensation Committee.

8.	Intentionally Omitted.

9.	MISCELLANEOUS.

(A) Acceleration. The Board shall have the power to accelerate the time at which an Award or any portion thereof vests or may first be exercised, regardless of the tax or other consequences to the Participant or the Participant’s Permitted Transferee resulting from such acceleration.

(B) Stockholder Rights. No Participant or other person shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to an Option or Restricted Stock Unit unless and until such Award has been delivered to the Participant or other person upon exercise or settlement of the Award; provided, however, that shares of Stock subject to a Restricted Stock Unit may receive dividend equivalents in Section 7A(D). Holders of Restricted Stock shall have all the rights of a holder upon issuance of the Restricted Stock Award.

(C) No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue in the employment of, or to continue to serve as a director of, the Company or an Affiliate or shall affect the right of the Company or an Affiliate to terminate (i) the employment of the Participant (if the Participant is an Employee) with or without notice and with or without cause or (ii) the service of an Employee Director (if the Participant is an Employee Director) pursuant to the Bylaws of the Company or an Affiliate and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated. Nothing in the Plan will be construed as giving any person any rights as a stockholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of service for any reason, even if the termination is in violation of an obligation of the Company or an Affiliate to the Participant.

(D) Legal Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act, the Company may require, as a condition to the grant or the exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

(E) Withholding Obligations. Each grant or exercise of an Award granted hereunder shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such grant, exercise or exchange. Without limiting the generality of the foregoing, the Participant may satisfy such withholding requirements by tendering a check (acceptable to the Board) for the full amount of such withholding. In the event the Company or an Affiliate becomes liable for tax withholding with respect to an Option prior to the date of exercise, the Company may require the Participant to remit the required tax withholding by separate check acceptable to the Company or may make such other arrangements (including withholding from other payments to the Participant) for the satisfaction of such withholding as it determines.

The Company or its designated third-party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Stock under this Plan, an appropriate amount of cash or number of shares of Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes (subject in all cases to any limits on share withholding that may be imposed by the Company and not to exceed share withholding rates that would cause an adverse accounting consequence or cost). A Participant shall have the right to satisfy tax withholding obligations by the transfer to the Company of shares of Stock theretofore owned by the holder of the Award with respect to which withholding is required. Shares of Stock used to satisfy tax withholding obligations shall be valued based on the shares’ Current Market Value on the date of the transaction. Consistent with Section 409A of the Internal Revenue Code, the Company will use the closing sales price of its shares of Stock on the New York Stock Exchange (or any other such exchange on which its shares of Stock may be traded in the future) as “Current Market Value” for all purposes under the Plan. Notwithstanding anything to the contrary in the Plan, to the extent any shares of Stock are withheld or tendered to cover tax withholding obligations applicable to an Award, any shares so withheld at higher than the applicable minimum statutory rate will not again be available for grant under the Plan pursuant to the share recycling rules of Section 4(B).

(F) Section 409A. Awards under the Plan are intended either to qualify for an exemption from Code Section 409A or to comply with the requirements thereof, and shall be construed accordingly. Notwithstanding anything in the Plan or any Award or agreement thereunder to the contrary, any payments or benefits due under the Plan or any Award or agreement thereunder that constitute non-exempt “deferred compensation” (as defined in Code Section 409A) that are otherwise payable by reason of a termination of Continuous Service will not be paid or provided until a Participant has undergone a “separation from service” (as defined in Code Section 409A) and if a payment or benefit provided for in the Plan or any Award or agreement thereunder would be subject to additional tax under Code Section 409A if paid within six (6) months after a Participant’s separation from service, then such payment or benefit shall not be paid (or commence) during the six-month period immediately following such Participant’s separation from service except as provided in the immediately following sentence. In such an event, any payment or benefits that otherwise would have been made or provided during such six-month period and that would have incurred such additional tax under Code Section 409A shall instead be paid or provided in a lump-sum payment on the first day following the termination of such six-month period or, if earlier, within ten (10) days following the date of the Participant’s death. A Participant’s right to receive any installment payments under the

Plan shall be treated as a right to receive a series of separate payments and accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Code Section 409A. None of the Company, its Affiliates or their respective directors, officers, employees or advisors will be held liable for any taxes, interest or other amounts owed by any Participant as a result of the application of Code Section 409A.

(G) Minimum Vesting Period for Awards. Notwithstanding anything to the contrary in the Plan, the minimum vesting schedule applicable to Awards shall provide for vesting over a service period of no less than one (1) year, with ratable vesting only permitted following the one year anniversary of grant; provided, however, that such limitation shall not apply to Awards granted for up to an aggregate of five percent (5%) of the maximum number of shares of Stock that may be issued under this Plan, which may be issued without minimum vesting requirements. The minimum vesting provisions may be satisfied by reference to the vesting or Performance Period of any other compensation or incentive plan, program or arrangement the obligations of which are satisfied through the use of Awards under the Plan.

10.	ADJUSTMENTS UPON CHANGES IN STOCK.

(A) Capitalization Adjustments. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of shares specified in Section 4(A) that may be delivered under the Plan, to the maximum per-participant share limit described in Section 4(D) and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change. To the extent consistent with qualification of Incentive Stock Options under Section 422 of the Code and with the performance-based compensation rules of Section 162(m), where applicable, the Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards granted hereunder; provided, however, that the exercise price of Awards granted under the Plan will not be adjusted unless the Company receives an exemptive order from the Commission or written confirmation from the staff of the Commission that the Company may do so.

(B) Covered Transaction. Except as otherwise provided in an Award, in the event of a Covered Transaction in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding Awards, or for the grant of new awards in substitution therefor, by the acquiror or survivor or an affiliate of the acquiror or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the Award, each Award will become fully vested or exercisable prior to the Covered Transaction on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the Covered Transaction, and the Award will terminate upon consummation of the Covered Transaction. Unless otherwise provided in an Award, the Committee shall have the right to determine and provide that in the event of a Covered Transaction, Options outstanding as of the date of the Covered Transaction shall be cancelled and terminated without payment without requiring the consent of the Participant if the fair market value of one share of Stock as of the date of the Covered Transaction is less than the per share Option exercise price.

11.	Intentionally Omitted.

12.	AMENDMENT OF THE PLAN AND AWARDS.

The Board may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided, that except as otherwise expressly provided in the Plan the Board may not, without the Participant’s consent, alter the terms of an Award so as to affect substantially and adversely the Participant’s rights under the Award, unless the Board expressly reserved the right to do so at the time of the grant of the Award. Any amendment to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Board.

13.	TERMINATION OR SUSPENSION OF THE PLAN.

(A) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is initially adopted in 2018 by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(B) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the Participant.

14.	EFFECTIVE DATE OF PLAN.

The Plan shall become effective when the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board; provided, however, that the Plan shall not be effective with respect to an Award of Restricted Stock unless the Company has received an order of the Commission under Section 6(c) of the 1940 Act for an exemption from Sections 23(a) and 23(b), under Section 57(i) of the 1940 Act and Rule 17d-1 thereunder for an exemption from Section 57(a)(4) and under Section 23(c)(3) of the 1940 Act for an exemption from Section 23(c) (the “Effective Date”).

15.	1940 ACT.

No provision of this Plan shall contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants.

16.	INFORMATION RIGHTS OF PARTICIPANTS.

The Company shall provide to each Participant who acquires Stock pursuant to the Plan, not less frequently than annually, copies of annual financial statements (which need not be audited). The Company shall not be required to provide such statements to key employees whose duties in connection with the Company assure their access to equivalent information.

17.	SEVERABILITY.

If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify this Plan or any Award under any applicable law, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

18.	OTHER COMPENSATION ARRANGEMENTS.

The existence of the Plan or the grant of any Award will not in any way affect the Company’s right to award a person bonuses or other compensation in addition to Awards under the Plan.

19.	WAIVER OF JURY TRIAL.

By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

20.	LIMITATION ON LIABILITY.

Notwithstanding anything to the contrary in the Plan, neither the Company nor the Board, nor any person acting on behalf of the Company or the Board, shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code.

EXHIBIT C

Verification Required by Rule 0-2(d)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 granting an exemption from Sections 23(a), 23(b), and 63 of the Act, and pursuant to Sections 57(a)(4)and 57(i) of the Act and Rule 17d-l under the Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act, and pursuant to Section 23(c)(3) of the Act granting an exemption from Section 23(c) of the Act for and on behalf of Hercules Capital, Inc.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Manuel A. Henriquez
Name: Manuel A. Henriquez
Title: Chief Executive Officer

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EXHIBIT D

Resolutions of the Board of Directors

HERCULES CAPITAL, INC.

RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS

APPLICATION FOR EXEMPTIVE ORDER

WHEREAS, the Board has approved the A&R Plan and the Director Plan (together, the “Plans”) to provide a means through which the Company may attract and retain key employees and candidates for the Board;

WHEREAS, certain actions by the Company under the Plans, including, without limitation, (i) issuing from time to time restricted shares of Common Stock to an employee or non-employee director of the Company and (ii) allowing the withholding for applicable taxes or payment for the delivery or vesting of certain equity-related awards under the Plans with shares previously owned by, or being delivered to, or vesting in, an employee or non-employee director of the Company, may be prohibited by certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) and therefore may require exemptive relief under such provisions of the 1940 Act from the SEC; and

WHEREAS, the Board believes that it is in the best interests of the Company and its Stockholders that the Company seek exemptive relief from the SEC related to the above described actions under the Plans;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized to execute, and take all related actions, in the name of the Company and to file with the SEC an application for an Order of the SEC granting exemption from certain applicable provisions of the 1940 Act, and any amendments deemed necessary or appropriate thereto (the “Exemptive Application”), substantially in the form attached hereto as Exhibit C, together with such changes therein as the Authorized Officers executing the same may consider advisable or necessary;

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application and any amendments thereto as such Authorized Officers in their discretion deem necessary or advisable;

FURTHER RESOLVED, that any and all actions of the Authorized Officers, or of other such persons designated to act for such officers on behalf of the Company, taken prior to the date hereof to carry out the purposes of the foregoing resolutions and the transactions contemplated by the foregoing resolutions, the taking of any such action to constitute conclusive evidence of the exercise of such discretionary authority, are hereby ratified and confirmed in all respects;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument;

FURTHER RESOLVED, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and

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FURTHER RESOLVED, that in each and every instance in the foregoing resolutions when the Authorized Officers are authorized, empowered and/or directed to take actions and/or to execute and deliver documents, then such authorization, empowerment and direction shall extend to each executive officer individually and singly with full authority to act without the other Authorized Officers.

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